Exhibit 99.1

Annual General Meeting of Shareholders of
Fortuna Mining Corp. held on June 25, 2026

Report of Voting Results
pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted upon at the annual general meeting of the holders of common shares of Fortuna Mining Corp. (the "Company") held at the office of Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, British Columbia on Thursday, June 25, 2026 at 10:00 a.m. (Pacific time). The matters voted upon are described in greater detail in the Company's management information circular dated May 7, 2026 which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company's website at www.fortunamining.com.

Matters Voted Upon

Votes Cast
Item of Business		Outcome	For	Against
1.	Ordinary resolution to fix the number of directors elected to the Board of the Company at eight.	Approved	200,974,310 (99.29)%	1,440,724 (0.71)%

Votes Cast
Item of Business		Outcome	For	Withheld
2.	The election of the following nominees as directors of the Company until the next annual meeting of Shareholders or until their successors are elected or appointed:
Jorge A. Ganoza Durant		Elected	177,351,942 (99.54)%	817,318 (0.46)%
David Laing		Elected	170,324,948 (95.60)%	7,844,311 (4.40)%
Mario Szotlender		Elected	172,818,239 (97.00)%	5,351,020 (3.00)%
David Farrell		Elected	165,399,751 (92.83)%	12,769,508 (7.17)%
Alfredo Sillau		Elected	177,922,491 (99.86)%	246,768 (0.14)%
Kylie Dickson		Elected	177,146,543 (99.43)%	1,022,716 (0.57)%
Kate Harcourt		Elected	177,762,106 (99.77)%	407,153 (0.23)%
Salma Seetaroo		Elected	177,085,783 (99.39)%	1,083,476 (0.61)%

Votes Cast
Item of Business		Outcome	For	Withheld
3.	Ordinary resolution to approve the re-appointment of KPMG LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors of the Company.	Approved	201,760,616 (99.68)%	654,420 (0.32)%

Votes Cast
Item of Business		Outcome	For	Against
4.	Ordinary resolution to approve the unallocated entitlements under the Company’s Share Unit Plan.	Approved	173,705,479 (97.49)%	4,463,776 (2.51)%